SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 2)*
Fennec Pharmaceuticals Inc.
(Name of Issuer)
Common stock, no par value
(Title of Class of Securities)
31447P100
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Sonic Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,407,357

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,407,357

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,407,357

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sonic GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,407,357

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,407,357

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,407,357

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lawrence Kam

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

170,777

6.	SHARED VOTING POWER

2,407,357

7.	SOLE DISPOSITIVE POWER

170,777

8.	SHARED DISPOSITIVE POWER

2,407,357

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,578,134

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON

IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2022.
Item 1(a).	Name of Issuer:
Fennec Pharmaceuticals Inc. (“Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	The Sonic Fund II, L.P. (the “Fund”).
•	Sonic GP LLC (the “General Partner”).
•	Lawrence Kam.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal offices of each of the Reporting Persons is 400 Hobron Lane, Suite 3709, Honolulu, HI 96815.
Item 2(c).	Citizenship:
The Fund and the General Partner are organized under the laws of the State of Delaware. Mr. Kam is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Common Stock, no par value per share (the "Shares").
Item 2(e).	CUSIP Number:
31447P100
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of December 31, 2022, the Reporting Persons may be deemed to have beneficially owned 2,578,134 Shares.
The Fund holds the Shares directly. The General Partner is the General Partner of the Fund, and by virtue of that relationship, the General Partner may be deemed to beneficially own the Shares owned directly by the Fund. Mr. Kam is the managing member of the General Partner, and by virtue of this relationship, Mr. Kam may be deemed to beneficially own the Shares beneficially owned by the General Partner. Mr. Kam directly holds the shares over which he has sole voting and dispositive power. Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A.
(b)	Percent of Class:
9.8% (based upon 26,260,642 Shares outstanding, which is the total number of Shares outstanding as of November 21, 2022 as reported in the Issuer’s Prospectus dated December 15, 2022, filed with the Securities and Exchange Commission on December 15, 2022).
(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)            Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)            Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)            Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 14, 2023
THE SONIC FUND II, L.P. By: Sonic GP LLC, its General Partner

By:	/s/ Lawrence Kam
Lawrence Kam,
Managing Member

SONIC GP LLC

By:	/s/ Lawrence Kam
Lawrence Kam,
Managing Member

/s/ Lawrence Kam
Lawrence Kam, a natural person

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Fennec Pharmaceuticals Inc. dated as of February 14, 2023, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated:  February 14, 2023
SONIC GP LLC

By:	/s/ Lawrence Kam
Lawrence Kam,
Managing Member

THE SONIC FUND II, L.P.

By:	/s/ Lawrence Kam
Lawrence Kam,
Authorized Person

/s/ Lawrence Kam
Lawrence Kam